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SECURITIES AND E
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-67011

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Beneficial Investment Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 Social Hall Avenue (No. and Street)

Salt Lake City	UT	84136
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael P. Maughan 801-933-7862
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

299 South Main Street, Suite 1900	Salt Lake City	UT	84111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Mike Maughan, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedule pertaining to Beneficial Investment Services, Inc., as of and for the year ended December 31, 2009, are true and correct. I further swear (or affirm) that neither Beneficial Investment Services, Inc. nor any officer, proprietor, principal, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

Notary Public
DANA BURNETT
46 Woodrow Street
Murray, Utah 84107
My Commission Expires
September 27, 2010
State of Utah

Notary Public

Signature

Financial and Operations Principal
Title

This report ** contains (check all applicable boxes):

(x) ( ) Independent Auditors' Report.
(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Shareholder's Equity.
( ) (f) Statement of Changes in Liabilities Subordinated to the Claims of Creditors.
(x) ( ) Notes to Financial Statements.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 (not applicable).
( ) (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3 (not applicable).
( ) (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 (not required) and the Computation for Determination of the Reserve Requirements under Rule 15c3-3 (not applicable).
( ) (k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (not applicable).
(x) (1) An Oath or Affirmation.
( ) (m) A copy of the Supplemental Report on the SIPC assessment under Rule 17a-5(e)(4) (filed separately).
(x) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17e-5(e)(3).

Deloitte.

Deloitte & Touche LLP
Suite 1900
299 South Main Street
Salt Lake City, UT 84111
USA

Tel: +1 801 328 4706
Fax: +1 801 366 7900
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of
Beneficial Investment Services, Inc.
Salt Lake City, Utah

We have audited the following financial statements of Beneficial Investment Services, Inc. (the "Company") for the year ended December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Beneficial Investment Services, Inc., at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared from separate records maintained by the Company and included intercompany transactions with its parent, Beneficial Life Insurance Company. These financial statements may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company as discussed in Note 6.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of computation of net capital for brokers and dealers as of

December 31, 2009, (page 13) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte + Touche LLP

February 25, 2010

BENEFICIAL INVESTMENT SERVICES, INC.
SEC I.D. No. 8-67011

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009

ASSETS

CASH AND CASH EQUIVALENTS	$ 1,282,383
COMMISSIONS RECEIVABLE	261,233
INCOME TAX RECEIVABLE FROM PARENT	810,977
PREPAID EXPENSES	39,855
SECURITY DEPOSITS	105,000
TOTAL	$ 2,499,448

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:	
Due to parent	$ 551,213
Accounts payable and other accrued expenses	44,650
Total liabilities	595,863
COMMITMENTS AND CONTINGENCIES (see Note 7)	
SHAREHOLDER'S EQUITY:	
Common stock ($1.00 par value, 50,000 shares authorized and outstanding at December 31, 2009)	50,000
Additional paid-in capital	5,431,500
Accumulated deficit	(3,577,915)
Total shareholder's equity	1,903,585
TOTAL	$ 2,499,448

See notes to financial statements.

BENEFICIAL INVESTMENT SERVICES, INC.
SEC I.D. No. 8-67011

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUE:	
Commission revenue	$ 3,358,966
Interest income	15,324
Total revenue	3,374,290
OPERATING EXPENSES:	
Commission expense	2,576,317
Employee compensation and benefits	1,089,487
Overhead and support services	657,908
Legal and consulting	55,475
Regulatory fees and expenses	59,491
Clearing fees and expenses	212,107
Software expense	471,744
Travel	27,854
Insurance	34,809
Office supplies	26,612
Employee training and education	7,132
Rent	68,474
Other	209,969
Total operating expenses	5,497,379
NET LOSS BEFORE INCOME TAX BENEFIT	(2,123,089)
INCOME TAX BENEFIT	810,977
NET LOSS	$(1,312,112)

See notes to financial statements.

BENEFICIAL INVESTMENT SERVICES, INC.
SEC I.D. No. 8-67011

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
BALANCE — January 1, 2009	$ 50,000	$ 4,423,500	$ (2,265,803)	$ 2,207,697
Forgiveness of amounts owed to parent		1,008,000		1,008,000
Net loss			(1,312,112)	(1,312,112)
BALANCE — December 31, 2009	$ 50,000	$ 5,431,500	$ (3,577,915)	$ 1,903,585

See notes to financial statements.

BENEFICIAL INVESTMENT SERVICES, INC.
SEC I.D. No. 8-67011

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$(1,312,112)
Adjustments to reconcile net loss to net cash used in operating activities — Net changes in assets and liabilities:	
Commissions receivable	32,832
Income tax receivable from parent	(13,294)
Prepaid expenses	(3,017)
Security deposits	(5,000)
Accounts payable and other accrued expenses	5,185
Due to parent	406,148
Net cash used in operating activities	(889,258)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(889,258)
CASH AND CASH EQUIVALENTS — Beginning of year	2,171,641
CASH AND CASH EQUIVALENTS — End of year	$ 1,282,383
SUPPLEMENTAL DISCLOSURE OF NON-CASH TRANSACTIONS FROM FINANCING ACTIVITIES — Increase in shareholder's equity and decrease in due to parent from the forgiveness of amounts owed to parent	$ 1,008,000

1. ORGANIZATION AND DESCRIPTION OF OPERATIONS

Beneficial Investment Services, Inc. (the "Company"), a securities broker-dealer licensed in 49 states, is subject to regulation under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority. The Company was formed on March 12, 2004. The Company is a wholly owned subsidiary of Beneficial Life Insurance Company ("Beneficial Life").

The Company was approved to operate as a full scope broker-dealer as of May 21, 2007, and began operations as a full scope nonclearing broker-dealer on August 9, 2007.

In November 2009, Beneficial Life entered into an agreement to sell the outstanding common stock of the Company to InSphere Insurance Solutions, Inc. (the "Buyer"). As of the date of this report, the sale is still pending approval of the Financial Industry Regulatory Authority, Inc. and the Securities and Exchange Commission. The purchase price is to be determined as of February 28, 2010 (unless approval is received such that the sale can be closed prior to that date) using 1) shareholder equity after all amounts due to and from affiliates have been settled less 2) $2,150,000 times the number of days between closing and February 28, 2010 divided by 360 less 3) $750,000. Commencing on March 1, 2010, and on the first day of each month thereafter, the Buyer shall contribute $100,000 to the Company's operating expenses pending finalization of the sale.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Cash and Cash Equivalents — Cash and cash equivalents include all highly liquid investments with maturities at purchase or origination of three months or less.

Commissions Receivable and Commissions Payable — Commissions receivable primarily represent commissions due to the Company from the sale of financial products. Commissions payable represent amounts due to the Company's sales representatives in connection with the sale of financial products.

Security Deposits — Security deposits represent deposits maintained with clearing broker-dealers in connection with the use of their services.

Commissions — The Company, as a full scope broker-dealer, receives revenue from various securities-related companies and pays corresponding registered representative commissions. Commissions paid to registered representatives are paid by Beneficial Life and charged to the Company through due to parent. The Company records the gross amount received as commission revenue and the amount paid to the representatives as commission expense.

Income Taxes — The Company's operations are included in the consolidated federal and state income tax returns of Beneficial Life. Based on the tax sharing arrangement with Beneficial Life, the Company is allocated a provision or benefit for income taxes based principally on the effect of including its

operations in the consolidated provision for income taxes. Deferred income taxes are provided for timing differences in the recognition of revenue and expenses for financial reporting and income tax purposes.

Fair Value of Financial Instruments — The carrying values of cash and cash equivalents, commissions receivable, commissions payable, and accounts payable approximate fair values due to short term maturities.

Use of Estimates — The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Presentation — The Company had a net loss during the current year. Should the agreement to sell the outstanding stock of the Company not be executed (see Note 1), management believes that the Company has sufficient cash balances to fund operations in the following year and that Beneficial Life will continue to support the Company.

Recently Adopted Accounting Pronouncement — In June 2009, the Financial Accounting Standards Board (FASB) issued Accounting Standards Codification (ASC) 105, *Generally Accepted Accounting Principles*, which establishes the ASC as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. GAAP. This standard reorganizes the thousands of GAAP pronouncements into roughly 90 accounting topics and displays them using a consistent structure. This guidance is effective for interim and annual periods ending after September 15, 2009. The Company adopted this guidance during the year ended December 31, 2009, and the adoption did not have a material effect on its financial statements. However, because this guidance completely replaces existing standards, it affects the way U.S. GAAP is referenced within the financial statements and accounting policies.

In May 2009, the FASB issued authoritative guidance included in ASC 855, *Subsequent Events*, which provides guidance on the assessment of subsequent events. This guidance defines the period after the balance sheet date during which we should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, and the required disclosures for such events. The guidance is effective for interim or annual reporting periods ending after June 15, 2009. The Company adopted this guidance during the year ended December 31, 2009. The Company has performed an evaluation of subsequent events through the date the financial statements were available to be issued (see Note 8).

In March 2008, the FASB issued authoritative guidance included in ASC 815, *Derivatives and Hedging*, which is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial condition, financial performance, and cash flows. This guidance is effective for fiscal years beginning after November 15, 2008. The Company adopted this guidance during the year ended December 31, 2009, and the adoption did not have a material effect on the Company's financial condition or results of operations.

In December 2007, the FASB issued authoritative guidance included in ASC 805, *Business Combinations*, which requires all business combinations completed after the effective date to be accounted for by applying the acquisition method (previously referred to as the purchase method). Companies applying this method will have to identify the acquirer, determine the acquisition date and purchase price and recognize at their acquisition-date fair values of the identifiable assets acquired,

liabilities assumed, and any noncontrolling interests in the acquiree. In the case of a bargain purchase, the acquirer is required to reevaluate the measurements of the recognized assets and liabilities at the acquisition date and recognize a gain on that date if an excess remains. This guidance became effective for the Company during the year ended December 31, 2009, and the adoption did not have a material effect on the Company's financial condition or results of operations.

In December 2007, the FASB issued authoritative guidance included in ASC 810, *Consolidation*, which changes the accounting and reporting for minority interests. Minority interests will be recharacterized as noncontrolling interests and will be reported as a component of equity separate from the parent's equity, and purchases or sales of equity interests that do not result in a change in control will be accounted for as equity transactions. In addition, net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement and upon a loss of control, the interest sold, as well as any interest retained, will be recorded at fair value with any gain or loss recognized in earnings. This guidance is effective for fiscal years beginning after December 15, 2008, except for the presentation and disclosure requirements, which will apply retrospectively. The Company adopted this guidance during the year ended December 31, 2009, and the adoption did not have a material effect on the Company's financial condition or results of operations.

In June 2006, the FASB issued authoritative guidance included in ASC 740, *Income Taxes*, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This guidance also provides guidance on derecognition, classification, interest and penalties, disclosure and transition. In September 2009, the FASB issued Accounting Standards Update (ASU) 2009-06, Implementation Guidance on Accounting for Uncertainty in Income Taxes and Disclosure Amendments for Nonpublic Entities, which provides additional implementation guidance and eliminates certain disclosure requirements. This guidance became effective for the Company on January 1, 2009. See Note 3 for the effects of adoption and the related disclosures.

3. TAXES

The income tax benefit for the year ended December 31, 2009, is as follows:

Current	$ 810,977
Deferred	
Income tax benefit	$ 810,977

A reconciliation of income tax amounts at the federal statutory rate of 35% in 2009 to the provision for income taxes for the year ended December 31, 2009, is as follows:

Amount computed at the federal statutory rate	$ 743,081
State income tax — net of federal tax	69,000
Other	(1,104)
Income tax benefit	$ 810,977

The Company adopted the requirements of ASC 740 on January 1, 2009. As the Company did not have any unrecognized tax benefits at that date for tax positions taken in 2009 and prior years, no cumulative-effect adjustment was recorded. The Company does not have any unrecognized income tax benefits at December 31, 2009 either. The Company's operations are included in the consolidated federal and state

income tax returns of Beneficial Life. All federal and state tax obligations have been settled through the year 2005. The Company's accounting policy with respect to interest and penalties arising from income tax settlements is to recognize them as part of our provision for income taxes. For the year ended December 31, 2009, no interest was recognized as part of the Company's provision for income taxes.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Regulatory net capital is calculated as total capital plus subordinated liabilities less nonallowable assets. At December 31, 2009, the Company had regulatory net capital of $826,018, which was $776,018 in excess of its required net capital of $50,000. At December 31, 2009, the Company's aggregate indebtedness was 0.72 times its net capital.

5. RESERVE AND POSSESSION OR CONTROL REQUIREMENTS

Rule 15c3-3 (the Rule) of the Securities and Exchange Commission provides a formula for the maintenance by broker-dealers of reserves in connection with customer-related transactions and standards regarding the physical possession or control of fully paid and excess margin securities.

There are allowable exemptions to the Rule provided that certain conditions are met. As the Company is a nonclearing broker-dealer, these conditions are satisfied and the Company claims an exemption under subparagraph (k)(2)(ii) of the Rule.

6. RELATED-PARTY TRANSACTIONS

The Company uses office space provided to it by Beneficial Life, and substantially all accounting and administrative functions are provided by Beneficial Life. Beneficial Life allocates a portion of these costs to the Company. For the year ended December 31, 2009, Beneficial Life allocated total operating expenses to the Company of $5,497,379.

At December 31, 2009, the balance due to parent for reimbursement of such expenses consisted of the following:

Expenses paid by Beneficial Life billed to the Company	$ 348,376
Expenses accrued for commissions to be paid by Beneficial Life	186,756
Expenses accrued for salaries and benefits to be paid by Beneficial Life	16,081
Due to parent	$ 551,213

The Company also had an income tax receivable from Beneficial Life of $810,977 under its tax sharing arrangement with Beneficial Life, which was paid in full in 2010. The Company was reimbursed $797,684 by Beneficial Life in 2009 for the income tax receivable recorded as of December 31, 2008.

Beneficial Life forgave amounts owed by the Company totaling $1,008,000, and such amounts were recorded as contributions to shareholder's equity.

7. COMMITMENTS AND CONTINGENCIES

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the Company's ability to liquidate the customer's collateral at an amount equal to the original contracted amount. Agreements between the Company and its clearing agents provide that the Company is obligated to assume any exposure related to nonperformance by the Company's customers in fulfilling their contractual obligations pursuant to securities transactions, to the extent that the transactions relate to agents of the Company or Beneficial Life. It is the opinion of management that the amount of losses, if any, resulting from this exposure is not likely to be material to the financial position or results of operations of the Company.

The Company is subject to legal proceedings and claims that arise in the ordinary course of business. In the opinion of Company management, the ultimate liability with respect to these proceedings and claims will not have a material adverse effect upon the Company's financial position or results of operations.

8. SUBSEQUENT EVENTS

Pursuant to ASC 855-10, *Subsequent Events* (formerly FASB Statement No. 165), subsequent events have been reviewed through February 25, 2010.

* * * * * *

SUPPLEMENTAL SCHEDULE

BENEFICIAL INVESTMENT SERVICES, INC.
SEC I.D. NO. 8-67011

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2009

NET CAPITAL:	
Total shareholder's equity qualified for net capital	$ 1,903,585
Deductions — nonallowable assets:	
Commissions receivable	226,735
Income tax receivable from parent	810,977
Prepaid expenses	39,855
Total deductions	1,077,567
NET CAPITAL	$ 826,018
AGGREGATE INDEBTEDNESS	$ 595,863
MINIMUM CAPITAL REQUIRED	$ 50,000
NET CAPITAL IN EXCESS OF MINIMUM CAPITAL REQUIRED	$ 776,018
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.72 to 1

There are no material differences between the amounts reported above and amounts reported in the the FOCUS report previously filed.

Deloitte.

Deloitte & Touche LLP
Suite 1900
299 South Main Street
Salt Lake City, UT 84111
USA

Tel: +1 801 328 4706
Fax: +1 801 366 7900
www.deloitte.com

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

February 25, 2010

To the Board of Directors and Shareholder of
Beneficial Investment Services, Inc.
Salt Lake City, Utah

In planning and performing our audit of the financial statements of Beneficial Investment Services, Inc. (the "Company") as of and for the year ended December 31, 2009, (on which we issued our report dated February 25, 2010 and such report expressed an unqualified opinion with an emphasis of a matter of those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP

Deloitte.

SEC Mail Processing
Section

FEB [illegible] 2010

Washington, DC
110

Deloitte & Touche LLP
Suite 1900
299 South Main Street
Salt Lake City, UT 84111
USA

Tel: +1 801 328 4706
Fax: +1 801 366 7900
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Shareholder of
Beneficial Investment Services, Inc.
Salt Lake City, Utah

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Beneficial Investment Services, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Beneficial Investments Services, Inc.'s compliance with the applicable instructions of the Form SIPC-7T. Beneficial Investments Services, Inc.'s management is responsible for Beneficial Investment Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries and the supporting checks noting no differences.
2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009, less revenues reported on the Financial and Operational Combined Uniform Single (FOCUS) reports for the period from January 1, 2009 to March 31, 2009 in the Statement of Income (Loss), as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences.
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte + Touche LLP

February 25, 2010

Beneficial Investment Services, Inc.

SEC I.D. No. 8-67011

Financial Statements as of and for the Year Ended December 31, 2009, Supplemental Schedule as of December 31, 2009, Supplemental Report on Internal Control, and Independent Auditors' Report